Exhibit 99.64

KPMG LLP
100 New Park Place
Suite 1400
Vaughan, Ontario
L4K 0J3
Telephone (905) 265-5900
Fax (905) 265-6390
www.kpmg.ca

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services
Division, Office of the Attorney General (Prince Edward Island)

October 30, 2020

Dear Sir/Madam

Re: Notice of Change of Auditors of Enthusiast Gaming Holdings Inc. (“the Company”)

We have read the Notice of the Company dated October 23, 2020 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with the Company’s Statement #5.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants